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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BLAKESLEE & BLAKESLEE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 MADONNA ROAD

(No. and Street)

SAN LUIS OBISPO	CALIFORNIA	93405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE P. BLAKESLEE   (805) 543-4366

BRADFORD M. HAIR, CPA (805) 544-1441   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLENN, BURDETTE, PHILLIPS & BRYSON

(Name – if individual, state last, first, middle name)

1150 PALM STREET,	SAN LUIS OBISPO	CALIFORNIA	93401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____DIANE P. BLAKESLEE_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____BLAKESLEE & BLAKESLEE, INC._____ , as

of _____DECEMBER 31_____ , 2003_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Diane P. Blakeslee
Signature

Sr. Vice President
Title

Mary E. Wright
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAKESLEE & BLAKESLEE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

BLAKESLEE & BLAKESLEE, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS



Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

We have audited the accompanying balance sheet of Blakeslee & Blakeslee, Inc. as of December 31, 2003, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Blakeslee & Blakeslee, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blakeslee & Blakeslee, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Glenn Burdette Phillips & Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 30, 2004

BLAKESLEE & BLAKESLEE, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets		
Cash and cash equivalents	$	43,828
Certificate of deposit		14,413
Dealer compensation receivable		89,051
Prepaid expenses		17,078
Total current assets		164,370
Property and Equipment		
Office furniture		81,803
Office equipment		120,805
Leasehold improvements		116,801
Accumulated depreciation		(203,776)
Total property, plant and equipment		115,633
Total Assets	$	280,003

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Agent commissions payable	$	62,869
Income taxes payable		163
Other accrued liabilities		38,331
Total current liabilities		101,363
Shareholders' Equity		
Common stock, no stated value, 222,222 shares		
authorized, 68,843 shares issued and outstanding		59,205
Retained earnings		119,435
Total shareholders' equity		178,640
Total Liabilities and Shareholders' Equity	$	280,003

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Income	
Dealer compensation	$ 1,627,684
Commissions	541,689
Total income	2,169,373
Operating Expenses	
Officers' salaries	112,417
Other salaries	225,201
Commissions	1,359,183
Payroll tax expense	28,327
Advertising and public relations	79,810
Depreciation	25,634
Dues and subscriptions	7,676
Education	1,890
Employees' pension plan	27,868
Insurance	16,577
Landscape and janitorial	9,189
Miscellaneous	2,978
Office supplies	9,083
Postage	4,543
Printing	6,498
Professional fees	28,536
Rent	151,768
Repairs and maintenance	14,978
Taxes and licenses	19,131
Telephone	22,701
Travel and entertainment	280
Utilities	21,112
Total operating expenses	2,175,380
Loss from Operations	(6,007)
Other Income/Expense	
Interest income	1,669
Loss on disposal of fixed assets	(6,266)
Other income	19,394
Total other income	14,797
Income before Provision for Income Taxes	8,790
Provision for income taxes	1,442
Net Income	$ 7,348

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance at December 31, 2002	68,843	$ 59,205	$ 112,087	$ 171,292
Net income			7,348	7,348
Balance at December 31, 2003	68,843	$ 59,205	$ 119,435	$ 178,640

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities			
Net income			$ 7,348
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	$	25,634	
Loss on disposal of fixed assets		6,266	
Decrease in dealer compensation receivable		30,380	
Decrease in prepaid expenses		3,719	
Decrease in agent commissions payable		(30,660)	
Decrease in other accrued liabilities		(6,113)	
Increase in income taxes payable		163	
Total adjustments			29,389
Net cash flow provided by operating activities			36,737
Cash Flows From Investing Activities			
Purchase of property and equipment		(26,893)	
Net cash used in investing activities			(26,893)
Cash Flow From Financing Activities			
Repayment of capital lease		(2,014)	
Additional investment in certificate of deposit		(846)	
Net cash used in financing activities			(2,860)
Net Increase in Cash			6,984
Cash and Cash Equivalents - Beginning of Year			36,844
Cash and Cash Equivalents - End of Year		$	43,828
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Income Taxes		$	800

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies

A. **Nature of Business**

Blakeslee & Blakeslee, Inc. (the Company) is a broker for the sales and exchanges of securities. The Company was incorporated January 31, 1984. The Company transacts business with its clients in and around San Luis Obispo and Santa Barbara Counties.

B. **Significant Accounting Policies**

The Company is required by the Securities and Exchange Commission to comply with certain provisions and disclosures relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The provisions of section (k)(2)(A) under Customer Protection Rule 15c3-3 are not applicable since the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

C. **Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. **Cash and Cash Equivalents**

The Company considers cash equivalents to be highly liquid debt instruments purchased with a maturity of three months or less.

E. **Income Taxes**

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income taxes are provided on the temporary differences between income for financial statement and tax purposes. Deferred taxes resulting from timing differences between financial and tax reporting are considered to be immaterial to the financial statements and have therefore not been provided.

F. **Property and Equipment**

Property and equipment are stated at cost and depreciated over estimated useful lives on a straight-line or accelerated basis ranging from 5 to 39 years. Repairs and maintenance and small equipment purchases are expensed as incurred. Expenditures that significantly increase asset values or extend useful lives are capitalized.

BLAKESLEE & BLAKESLEE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
PAGE 2

Note 1 - Summary of Significant Accounting Policies (Continued)

G.   Advertising Costs

The Company follows the policy of expensing the costs of advertising as incurred. Advertising costs totaled $79,810 for the year ended December 31, 2003.

Note 2 - Property and Equipment

Depreciation expense charged to income was $25,634 for the year ended December 31, 2003.

Note 3 - Income Tax Expense

Income tax expense for the year ending December 31, 2003, is as follows:

Federal income tax expense	$ 642
State income tax expense	800
	$ 1,442

Note 4 - Simplified Employee Pension Plan

The Company has established a Simplified Employee Pension Plan that covers all eligible employees in accordance with Section 408(k) of the Internal Revenue Code. Contributions for the year ending December 31, 2003, were $27,868. All contributions are funded currently.

Note 5 - Commitments

Operating Leases

The Company has entered into noncancelable leases for office space at their San Luis Obispo, Paso Robles, Santa Maria, and Arroyo Grande sites.

The Company's minimum lease payments under noncancelable operating leases are as follows:

Year Ending December 31,	Amount
2004	$ 132,705
2005	91,188
2006	65,016
2007	65,016
2008	53,516
Thereafter	25,608
	$ 433,049

BLAKESLEE & BLAKESLEE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
PAGE 3

Note 5 - Commitments

Rent expense for the year ending December 31, 2003, was $151,768.

Sublease Income

The Company currently leases office space to tenants under noncancelable subleases. Minimum rental income from the noncancelable leases is as follows:

Year Ending December 31,	Amount
2004	$ 13,150

For the year ending December 31, 2003, sublease income was $17,429.

Commission Agreement

On April 8, 1997, the Company entered into an agreement with Heritage Oaks Bank (HOB) to provide investment and financial planning service on the HOB premises. The Company compensates HOB using a two-tier system based on gross commissions, which includes a fixed income stipend and a percentage of the gross commissions earned. This agreement expired March 31, 2003 and was not renewed. Commissions expense to HOB for the year ended December 31, 2003, was $6,009.

SUPPLEMENTARY INFORMATION



Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Stockholders
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2003, contained on pages 16-21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 30, 2004

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
AS OF DECEMBER 31, 2003

Liabilities subordinated to claims of
creditors at December 31, 2002 $ -

Liabilities subordinated to claims of
creditors at December 31, 2003   -

    Total change $ -

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULES UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Computation of Net Capital

Shareholders' equity	$	178,640
Reduced by nonallowable assets:		
Dealer compensation receivable, net (over 30 days old)		(19,758)
Prepaid expense		(17,078)
Property and equipment, net		(115,633)
		(152,469)
Net capital	$	26,171

Computation of Basic Net Capital Requirement

Net capital requirement	$	6,758
Excess net capital	$	19,413
Excess net capital at 1,000% (net capital less 10%		
of total aggregate indebtedness)	$	16,035

Computation of Aggregate Indebtedness

Total aggregate indebtedness		
Agent commissions payable	$	62,869
Other accrued liabilities		38,331
Income taxes payable		163
	$	101,363
Percentage of aggregate indebtedness to net capital		387%

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

	Per Unaudited Report	Changes	Per Audited Report
Total assets	$ 281,403	$ (1,400)	$ 280,003
Adjustments for property and equipment and prepaid expenses		$ (1,400)	
Less: total liabilities	101,200	$ 163	101,363
Adjustment for income tax payable and		$ 163	
Net worth	180,203	$ (1,563)	178,640
Nonallowable assets			
Dealer compensation receivable over 30 days old	9,915		9,915
Prepaid expenses	17,557	(479)	17,078
Property and equipment, net	116,555	(922)	115,633
	144,027	(1,401)	142,626
Net capital	$ 36,176	$ (162)	$ 36,014

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2003

	Per Unaudited Report	Changes	Per Audited Report
Net capital	$ 36,176	$ (162)	$ 36,014
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	6,747	11	6,758
Net capital in excess of minimum requirement	$ 29,429	$ (173)	$ 29,256
Total aggregate indebtedness ("A.I.")	$ 101,200	$ 163	$ 101,363
A.I. to net capital ratio	280%		281%

See independent auditors' report on the supplementary information.



Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON THE
INTERNAL CONTROL STUCTURE REQUIRED BY RULE 17a-5

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

In planning and performing our audit of the financial statements of Blakeslee & Blakeslee, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Blakeslee & Blakeslee, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(3)(3); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Blakeslee & Blakeslee, Inc.
Page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 30, 2004